UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
January 13, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 13, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Outstanding safety achievement at Harmony’s Phakisa mine
Johannesburg.  Monday, 12 January 2009. Harmony Gold Mining Company Limited (Harmony) proudly announces that its Phakisa mine in the Free State has reduced its Lost Time Injury Frequency Rate (LTIFR) to 0.98, an outstanding achievement for the deep level gold mining industry in South Africa. The mine reported 173 days of reportable injury-free shifts and 96 lost time injury-free days.
Harmony’s Chief Executive, Graham Briggs maintains that safety continues to be a priority at Harmony. “This is an exceptional performance. It is a true reflection of team work and the efforts made by management supported by Organised Labour and the Department of Minerals and Energy to improve safety in Harmony.”
ends.
Issued by Harmony Gold Mining Company Limited
12 January 2009
For more details contact:
Tom Smith
Chief Operating Officer
South Region

on +27 (0) 84 499 6051

or

Graham Briggs
Chief Executive Officer

on +27 (0) 83 265 0274
or
Marian van der Walt
Executive: Corporate and
Investor Relations
on +27 11 411 2037 or
+27 (0) 82 888 1242
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
For the comprehensive
set of results please visit
www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228